Exhibit 1.05

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com
FOR IMMEDIATE RELEASE
CDC Software Launches Trace Express
ERP Solution Enables Quicker and Easier Traceability to Help Manufacturers
Improve Product Safety and Compliance
SHANGHAI, ATLANTA, Oct. 27, 2009 — CDC Software Corporation (NASDAQ: CDCS), a global provider of enterprise software applications and services, today announced the availability of Trace Express Viewer, a new solution for its Ross ERP Lot Trace application that enables easier use, faster access and immediate forward and backward trace functionality to identify suspect materials and assist in the disposition of finished goods in the event of a product recall — key functionalities for product safety and compliance.
The new solution helps manufacturers ensure the safety of their products and secure the trust of their customers while facilitating industry and government regulatory compliance. With Trace Express, food processors, life sciences and chemicals enterprises can quickly obtain a graphical representation of the Lot Trace that instantly enables the user to trace forward and backward to determine the disposition and related properties of any ingredient, intermediate or finished product at any point throughout the materials receiving, manufacturing, inventory, sales and delivery processes.
Trace Express provides a highly intuitive user experience that is expected to help dramatically reduce the time it takes to identify, review and process data related to a particular Lot throughout a user’s Supply Chain. This new product also helps reduce response times to potential problems, which can ultimately ensure brand protection.
“Trace Express offers rapid traceability capabilities that is greatly needed in our industry especially when you consider that one recall can put a food manufacturer out of business,” said John Shaw, director of Information Technology and Purchasing at Litehouse Foods, a leading manufacturer of dressings, dips and sauces and a long-time customer of Ross ERP. “This tool will save us significant time in not only the track and trace process but its ease of use also will cut the time it takes to train our workers in this new solution. Ease of use is very important since we need our quality assurance and manufacturing staff to perform the actual track and trace processes rather than relying on our IT staff.”
“One of the deciding factors for our selecting Ross ERP recently was its traceability functionality,” said Barry Calhoon, vice president, IT/Administration of S.T. Specialty Foods, a leading private-label manufacturer of dry-dinners based in Brooklyn Park, Minn. “We expect Trace Express Viewer to be a helpful tool in our quality control and food safety processes.”
“Trace Express Viewer raises the bar in safety and quality control by providing dynamic and comprehensive visibility in the track and trace processes for enterprises in highly regulated industries,” said Alan MacLamroc, chief product and technology officer of CDC Software. “We believe that this new product will not only help manufacturers further reduce the risks of an actual recall, but also proactively provide the brand assurance that all participants in the supply chain, including consumers, are currently seeking as global concerns about food and drug safety continue to rise.”
“Trace Express Viewer is also the first of two major deliverables planned for release for product safety and quality control, which we have developed in record time compared to earlier versions of Lot Trace. Using Agile, our development methodology based on highly collaborative and iterative processes, we were able to deliver Trace Express in about half the time versus the traditional waterfall development model. We believe that this significant improvement will apply to our other products in development as well.”
The Ross Enterprise suite of applications provides comprehensive record keeping and audit trails which are critical requirements for manufacturers in highly regulated industries, such as food, pharmaceutical and chemical processing. Trace Express provides easier access and one-step track and trace that offers a 360 degree view into a product lot’s activity and quality history. Ross Enterprise serves as the operational system-of-record, capable of recording all operations and operator activities, quality control measurements, inventory movements, recipe changes, output production yields and deviations from standard specifications by individual product and material lot.

As part of Ross Enterprise suite, Trace Express particularly helps manufacturers meet the requirements for rapid and thorough traceability as outlined in numerous, global regulations such as the United States Food and Drug Administration’s Bioterrorism Act of 2002, the European Union’s Regulation (EC) No 178/2002, and others. In addition to complying with new regulatory compliance thresholds, Trace Express also helps manufacturers, acting as suppliers, meet the demands from their larger customers in retail and distribution for brand protection measures such as mock recall audits.
In Life Sciences, for example, Ross provides cGxP compliant transaction processing and work flow systems for materials management, manufacturing, financials and the extended life science supply chain. Ross ERP and Trace Express also enable pharmaceutical companies to provide electronic pedigree (ePedigree), detailing a drug’s path through the supply chain, for any product they produce in the event that a drug is “selected” by an inspector. In addition, Ross enables manufacturers to comply with FDA’s mandate in Good Manufacturing Practices (GMP) requiring drugs meet quality, potency and purity standards.
Trace Express is available now with Ross ERP 6.3 service pack 5.
About Ross Enterprise for Food and Beverage
Ross Enterprise is CDC Software’s comprehensive suite of applications for food and beverage manufacturers. The suite of applications includes enterprise resource management (ERP), supply chain management (SCM), warehouse management, customer relationship management, real time performance management and business analytics. Together, these systems address the unique challenges in food and beverage including the need for detailed product costing and profitability analysis, management of pricing and promotions, optimized forecasting and scheduling, improved order fulfillment and customer service, inventory optimization with minimal spoilage, and compliance with food safety regulations and mock recalls. For more information, visit www.rossinc.com.
Ross Enterprise for Life Sciences
Ross Enterprise for Life Sciences is CDC Software’s comprehensive suite of applications for the Life Sciences industry. From emerging biotechnology firms to billion-dollar drug manufacturers,

Ross Enterprise solutions are designed with an in-depth understanding of the critical operations of the Life Sciences industry with key functionality in: forecasting and planning, formula management, inventory control, manufacturing management, quality control, lot tracing, product costing, customer service and business analytics. The system provides cGxP compliant transaction processing and work flow systems for materials management, manufacturing, financials and the extended life science supply chain. Ross Enterprise is used to streamline the transition from clinical trials to commercial manufacturing, and facilitate effective management of in-house and outsourced manufacturing. Ross also directly addresses regulatory compliance in the areas of Validation, ePedigree, SOX, and government regulations for scheduled drugs, and 21 CFR Part 11.For more information, visit www.rossinc.com.
About CDC Software
CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software applications and services designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), CDC Ross ERP (enterprise resource planning), CDC Supply Chain (supply chain management , warehouse management and order management),CDC X-alert, e-M-POWER (discrete manufacturing), CDC Pivotal CRM and Saratoga CRM (customer relationship management), CDC Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, CDC HRM (human resources) and business analytics solutions.
These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, technical support and IT consulting. For more information, please visit www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.
Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to Lot Trace, Trace Express Viewer, Ross Enterprise and our other products, our beliefs regarding the benefits and utility of Trace Express Viewer, our beliefs regarding the potential effects and benefits for users of our products, including reducing time for mock recalls, improving quality audits, and meeting regulatory requirements, our beliefs regarding additional planned product releases and the timing thereof, our beliefs regarding improvements in our internal development processes, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the process manufacturing industry; the continued ability of Ross Enterprise solutions to address industry-specific requirements of companies in the process manufacturing industry; demand for and market acceptance of new and existing Ross Enterprise solutions; development of new functionalities which would allow process manufacturers to compete more effectively and changes in the type of information required to compete in the process manufacturing industry. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.
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